X-17A-5

∞
12-11-14


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......12.00	

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC - 1 2014
REGISTRATIONS BRANCH
17

SEC FILE NUMBER
8-65999

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2013 AND ENDING September 30, 2014 ✳
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dynamex Trading, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Broadway, Suite 360

OFFICIAL USE ONLY
FIRM I.D. NO.

                                                  (No. and Street)

New York   NY   10004
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Clark   415-283-3410
                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP

                    (Name – if individual, state last, first, middle name)

One South Wacker, Suite 800   Chicago   IL   60606
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

12-1-14
12-23-14
12-1-14

OATH OR AFFIRMATION

I, __Michael Clark__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Dynamex Trading, LLC__ , as of __September 30__, 20 __14__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California, County of San Francisco

Subscribed & sworn to (or affirmed) before me on _11/14/14_

by _Michael Laurence Clark_ ,

proved to me on the basis of satisfactory evidence to be
the person(s) who appeared before me.

_____
Notary Public

_____
Signature

__Chief Financial Officer__
Title

ALICIA MARIE JIMENEZ
Commission # 1925510
Notary Public - California
San Francisco County
My Comm. Expires Feb 13, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents

 McGladrey

Report of Independent Registered Public Accounting Firm

To the Member
Dynamex Trading, LLC
New York, New York

We have audited the accompanying statement of financial condition of Dynamex Trading, LLC (the Company) as of September 30, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Dynamex Trading, LLC as of September 30, 2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

Chicago, Illinois
November 25, 2014

1

Dynamex Trading, LLC

Statement of Financial Condition
September 30, 2014

Assets		
Cash	$	307,832
Receivable from clearing broker		1,040,689
Transaction fees receivable		169,570
Other assets		2,219
Total assets	$	1,520,310
Liabilities and Member's Equity		
Compensation payable	$	153,323
Accounts payable and accrued expenses		56,091
Total liabilities		209,414
Member's equity		1,310,896
Total liabilities and member's equity	$	1,520,310

See Notes to the Statement of Financial Condition.

Dynamex Trading, LLC

Notes to Statement of Financial Condition

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Dynamex Trading, LLC (the Company), a California limited liability company organized in August 2002, is a wholly-owned subsidiary of Group One Trading LLC (the Member). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company provides securities and derivatives execution services to broker-dealers and institutional customers, through a clearing broker.

Significant accounting policies are as follows:

The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, no provision or benefit for income taxes has been made as the Company's taxable income or loss is included in the tax return of the Member.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through September 30, 2014. The Member is generally not subject to examination by United States federal and state tax authorities for the tax years before 2010.

Revenue recognition. Transaction fee revenues are reflected net of market gains and losses and recorded on a trade-date basis as transactions occur.

Commission expense: Brokerage commissions and related trading expenses are recorded on a trade-date basis as transactions occur.

Dynamex Trading, LLC

Notes to Statement of Financial Condition

Note 2.   Related-Party Transactions

The Company provides securities and derivatives execution services to an affiliate of the Member, Group One Trading, L.P. (Group One).

Pursuant to a written agreement, Group One provides the Company office space and certain administrative services.

As of September 30, 2014, the Company had a receivable of $710 related to these services, which is included in other assets on the statement of financial condition.

Note 3.   Concentration of Credit Risk

Substantially all of the Company's assets are held at Merrill Lynch Professional Clearing Corp. (the Company's Clearing Broker). Pursuant to agreement and pursuant to recently adopted SEC asset segregation rules, the Company permits the Company's Clearing Broker to use its securities in the ordinary course of business.   In the event of the Company's Clearing Broker's insolvency or in the event it does not fulfill its obligations, the Company may be exposed to risk. The Company does not anticipate nonperformance by its customers or its Clearing Broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

Note 4.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of loss to be remote.

The Company has agreed to indemnify the Company's Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. As of September 30, 2014, there were no unsecured amounts owed to the Company's Clearing Broker by these customers.

Note 5.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital of $100,000 or, 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. The rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Changes in net capital and aggregate indebtedness change from day to day, but at September 30, 2014, the Company had net capital and net capital requirements of $1,139,107 and $100,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1. The net capital rule may effectively restrict distributions to the Member.

The Company operates pursuant to an exemption under SEC Rule 15c3-3(k)(2)(ii). As such, the Company is not required to calculate a reserve requirement and segregate funds for the benefit of customers. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker. The clearing broker carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

Dynamex Trading, LLC

Notes to Statement of Financial Condition

Note 6.   Subsequent Events

Management of the Company evaluated subsequent events through the date these financial statements were issued for potential recognition and/or disclosure. No items were noted.